RECEIVED

2008 JAN -7 A 3:25

08000069

December 18, 2007

File No. 82-34936

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington D.C.20549

U.S.A

SUPPL

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 through 3, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 16, 2007 to December 18, 2007 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED

JAN 10 2008

THOMSON FINANCIAL

Yours faithfully,

SUMCO CORPORATION

By

Name: Soichi Ishitoya

Title: General Manager

Public Relations & IR Department

List of material information made public in Japan from Octomber 16, 2007 to December 18, 2007

	Descriptions	Information [(*)] Provided to
Exhibit 1.	Press Release dated October 24, 2007 with a title "Notice of Dissolution of Our Consolidated Subsidiary."	TSE
Exhibit 2.	Press Release dated November 26, 2007 with a title "Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)."	TSE
Exhibit 3.	Press Release dated November 29, 2007 with a title "Partial Corrections to Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)."	TSE

[(*)] "TSE" means Tokyo Stock Exchange.

(TRANSLATION)

October 24, 2007

To whom it may concern

SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Contact person: Shoichi Ishitoya General Manager
Public Relations & IR Dept.
Tel: (03)5444-3915

Notice of Dissolution of Our Consolidated Subsidiary

Please be informed that our board of directors held on October 24, 2007 made a decision to dissolve our consolidated subsidiary, SUMCO France S.A.S., as follows.

1. Reason for dissolution

SUMCO France S.A.S. has been engaging in small size (less than 150mm) epitaxial silicon wafer manufacturing and sales for major European customers for some time. We have, however, decided to dissolve the French operation, whose cost-competitiveness is relatively low within the SUMCO Group, in order to maximize SUMCO's group-wide synergy.

As we dissolve the French operation, we will transfer the manufacturing of some of its products to other manufacturing sites within SUMCO Group. SUMCO will continue its efforts to better utilize our group-wide resources by focusing on key strategic business segments and thereby to fully realize the synergy effects.

2. Overview of SUMCO France S.A.S.

(1) Company name:	SUMCO France S.A.S.
(2) Location:	Route de Guernes, Follainville-Dennemont, 78520 LIMAY, FRANCE
(3) Name(s) of representative(s):	Haruya Masuzaki
(4) Date of foundation:	August, 1988
(5) Amount of capital:	EUR 1,000,000
(6) Share ownership:	100%

3. Schedule of dissolution

November 2007 (Planned):	Discontinuation of manufacturing
March 2008 (Planned):	SUMCO France S.A.S. general meeting of shareholders. (Dissolution of the company)

4. Effects to the Company's consolidated business results

The effects to the current consolidated financials are expected to be minimal. We assume those to be about 2 billion yen loss incurred with the restructuring and approximately 1 billion yen decrease in the net income.

(TRANSLATION)

This brief statements on the third quarter ended October 31 2007 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for and at the end of the Third Quarter (nine months ended October 31, 2007) for the fiscal year ending January 31, 2008 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)

November 26, 2007

Company name: SUMCO CORPORATION
First Section of the Tokyo Stock Exchange
Code Number: 3436
URL: http://www.sumcosi.com/
Representative: Title: President, Name: Kenjiro Shigematsu
Contact person: Title: Public Relations & IR Department General Manager, Name:Soichi Ishitoya
Tel: (03) 5444-3915

(Amounts smaller than a million yen are rounded down)

1. Consolidated Business Results (nine-month cumulative total) to the third quarter of the fiscal year ending January 31, 2008 (February 1, 2007 through October 31, 2007)

(1) Financial and Operating Results (Consolidated) (Percentages represent changes from the corresponding quarter of the previous fiscal year)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Q3 YTD, 2007 (cumulative total)	351, 543	69. 3	104, 800	88. 3	101, 205	105. 1	55, 455	△6. 5
Q3 YTD, 2006 (cumulative total)	207, 592	30. 7	55, 659	75. 6	49, 352	85. 9	59, 338	306. 6
For the year ended January 31, 2007	319, 385	—	84, 390	—	75, 835	—	72, 051	—

	Net Income per Share for the current quarter	Diluted Net Income per Share for the current quarter
	Yen & Sen	Yen & Sen
Q3 YTD, 2007 (cumulative total)	217. 98	—
Q3 YTD, 2006 (cumulative total)	495. 73	—
For the year ended January 31, 2007	597. 66	—

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(2) Financial Situation (Consolidated)

	Total Asset	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen & Sen
Q3 YTD, 2007	667, 499	378, 041	50. 5	1, 325. 29
Q3 YTD, 2006	527, 391	247, 143	40. 9	1, 800. 68
For the year ended January 31, 2007	578, 854	327, 318	50. 5	2, 297. 90

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(3) Cash Flow (Consolidated) (February 1, 2007-October 31, 2007)

	Operating Activities	Investing Activities	Financing Activities	Cash and Cash Equivalent at the end of the Quarter
	Million yen	Million yen	Million yen	Million yen
Q3 YTD, 2007 (cumulative total)	134, 606	△97, 097	△20, 809	53, 754
Q3 YTD, 2006 (cumulative total)	59, 952	△76, 717	△2, 137	11, 420
For the year ended January 31, 2007	83, 164	△101, 455	24, 841	37, 005

2. Business Result Forecast for Fiscal Year 2007 (Consolidated) (February 1, 2007- January 31, 2008)

We have not revised our business result forecast.

Regarding matters concerning consolidated business forecasts for the whole fiscal year, please refer to "Announcement of Revisions to Business Forecasts" released on September 10, 2007.

3. Others

(1) Changes in important subsidiaries during the interim period (changes in particular subsidiaries involving modifications to the scope of consolidation): No

(2) Application of simplified accounting methods: Yes

(3) Any changes in accounting policies from the latest fiscal year: Yes

(Note) For details, please refer to "3. Others" of [Qualitative Information, Financial Statements and others] on page 3.

[Qualitative Information, Financial Statements and others]

1. Qualitative Information on consolidated business performance

During the current third quarter in the semiconductor market, products that incorporate semiconductors such as personal computers, mobile phones and flat-screen televisions did well despite a number of adverse conditions that included inventory adjustment and a decline in DRAM prices.
Demand for silicon wafers generally continued to be steady although the inventory adjustment affected small wafers. However, there was continued active demand for 300mm wafers with a focus on use in memories.
In this environment, the SUMCO group has been aggressively promoting measures to bolster earnings through continuous efforts to expand production capacity for 300 mm wafers.
As a result, the consolidated business results (from February 1, 2007 to October 31, 2007) of the SUMCO group marked net sales of 351,543 million yen, operating profit of 104,800 million yen and ordinary profit of 101,205 million yen. Also, an extraordinary loss of 1,520 million yen was posted for expenses to dissolve a consolidated subsidiary company, SUMCO France S.A.S. Net income for the quarter came to 55,455 million yen. Meanwhile, there was a decline in net income of 6.5% from the corresponding quarter of the previous year. This was due to the inclusion in the corresponding quarter of the previous year of the effect of posting 29,771 million yen of deferred tax assets for the deficit associated with resolving the dissolution of SUMCO USA Corporation, the U.S. holding company of the SUMCO group.

2. Qualitative Information on consolidated financial position

(1) Situation of assets, liabilities and net assets

As for total assets at the end of the current third quarter, there was an increase of 88,645 million yen over the end of the previous fiscal year to 667,499 million yen. The main contributing factors were an increase of 16,749 million yen in cash and deposits and an increase of 64,068 million yen in tangible fixed assets.
As for liabilities, there was an increase of 37,922 million yen over the end of the previous fiscal year to 289,458 million yen. The main contributing factors were an increase of 17,978 million yen in accounts payable for equipment as well as an increase of 28,999 million yen in other current liabilities due to posting of income taxes payable and the like despite a decrease of 13,330 million yen in long-term borrowings.
Regarding net assets, there was an increase of 50,723 million yen over the end of the previous fiscal year to 378,041 million yen. The main contributing factors were net income of 55,455 million yen for the current third quarter and an increase of 5,863 million yen in minority interests despite a decrease of 10,175 million yen due to the dividend payment.

(2) Cash Flow

Cash and cash equivalents at the end of the current third quarter increased by 16,749 million yen over the end of the previous fiscal year to 53,754 million yen.
Cash flow from operating activities resulted in income of 134,606 million yen. The main plus factors were net income before taxes and others of 99,685 million yen and depreciation allowance of 48,211 million yen and the negative factor was payment of 9,908 million yen for corporation tax and the like.
Cash flow from investing activities resulted in spending of 97,097 million yen. The main factor was the expenditure of 96,668 million yen for acquisition of tangible and intangible fixed assets.
Cash flow from financing activities was spending of 20,809 million yen. The main plus factor was short-term borrowings of 11,333 million yen and negative factors were the expenditure of 22,049 million yen for repayment of long-term borrowings and the dividend payment of 10,175 million yen.

3. Others

(1) Changes in important subsidiaries during the interim period (changes in particular subsidiaries involving modifications to the scope of consolidation)

None.

(2) Application of simplified accounting methods

Tax expenses are calculated using the annual predicted tax rate.

(3) Changes in accounting policies from the latest fiscal year

(Change in the standard for translation into Japanese yen for foreign subsidiaries)

Revenues and expenses of foreign subsidiaries have traditionally been translated into Japanese yen at spot exchange rates as of the respective companies' accounts closing dates; however, the method has been changed as of the current term, to conversion to Japanese yen at average market rates.

(Change in depreciation method for tangible fixed assets)

From the current term, SUMCO and our domestic consolidated subsidiaries have changed the depreciation method to that based on the revised corporation tax law for those tangible fixed assets acquired on and after April 1, 2007, in accordance with revisions to the corporation tax law.

4. (SUMMARY) THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS

(1) (SUMMARY) THIRD QUARTER CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions of yen)

Item	End of Previous Corresponding Quarter (Q3 End of FY 2006)	End of Current Quarter (Q3 End of FY 2007)	(Reference) Previous Term End End of FY 2006)	Changes vs. Previous Term End
	Amount	Amount	Amount	Amount
(Assets)				
I Current assets	(190, 431)	(232, 219)	(216, 598)	(15, 620)
Cash and Time deposits	12, 420	54, 754	38, 005	16, 749
Notes and accounts receivable, trade	79, 260	89, 602	91, 950	△2, 348
Inventories	60, 927	73, 746	65, 382	8, 364
Other current assets	37, 823	14, 115	21, 260	△7, 145
II Fixed assets	(336, 959)	(435, 280)	(362, 256)	(73, 024)
Tangible fixed assets	286, 456	370, 779	306, 711	64, 068
Intangible fixed assets	39, 252	36, 663	38, 825	△2, 162
Investments and other assets	11, 251	27, 837	16, 719	11, 118
Total assets	527, 391	667, 499	578, 854	88, 645
(Liabilities)				
I Current liabilities	(195, 939)	(230, 821)	(179, 059)	(51, 761)
Notes and accounts payable, trade	35, 247	35, 615	34, 807	808
Short-term borrowings	96, 618	85, 406	81, 372	4, 034
Commercial paper	10, 000	—	—	—
Current portion of long-term payable for capital lease	2, 054	1, 102	1, 161	△59
Accounts payable for equipment	28, 022	55, 181	37, 202	17, 978
Other current liabilities	23, 997	53, 514	24, 515	28, 999
II Fixed liabilities	(84, 308)	(58, 636)	(72, 476)	(△13, 839)
Long-term borrowings	58, 510	34, 856	48, 187	△13, 330
Long-term payable for capital lease	7, 182	4, 364	5, 528	△1, 164
Other long-term liabilities	18, 615	19, 415	18, 760	655
Total liabilities	280, 248	289, 458	251, 536	37, 922

Item	End of Previous Corresponding Quarter (Q3 End of FY 2006)	End of Current Quarter (Q3 End of FY 2007)	(Reference) Previous Term End End of FY 2006)	Changes vs. Previous Term End
	Amount	Amount	Amount	Amount
(Net assets)				
I Shareholder's equity				
Capital	82, 173	114, 107	114, 107	—
Capital surplus	46, 376	78, 310	78, 310	—
Retained earnings	86, 402	144, 394	99, 115	45, 279
Treasury stock	△0	△3	△0	△2
Total shareholder's equity	214, 952	336, 808	291, 532	45, 276
II Variance of valuation/translation etc				
Net unrealized gain on available-for-sale securities	26	178	49	129
Gain and losses of deferred hedge	△53	△3	△103	100
Revaluation reserve for land	2, 252	2, 252	2, 252	—
Foreign currency translation adjustments	△1, 637	△2, 084	△1, 437	△646
Total Shareholders' equity	588	343	760	△416
III Minority interests	31, 602	40, 889	35, 025	5, 863
Total net assets	247, 143	378, 041	327, 318	50, 723
Total liabilities and net assets	527, 391	667, 499	578, 854	88, 645

(2) (SUMMARY) THIRD QUARTER CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Millions of yen)

Item	Previous Corresponding Quarter (Q3 of FY 2006)	Current Quarter (Q3 of FY 2007)	Changes vs. Previous Corresponding Quarter	(Reference) Previous Term (FY 2006)
	Amount	Amount	Amount	Amount
I Net Sales	207, 592	351, 543	143, 951	319, 385
II Cost of sales	133, 364	213, 263	79, 899	204, 269
Gross profit	74, 227	138, 279	64, 052	115, 115
III Selling, general and administrative expenses	18, 568	33, 479	14, 910	30, 725
Operating profit	55, 659	104, 800	49, 141	84, 390
IV Non-operating income	(357)	(779)	(421)	(638)
Interest and dividend income	151	221	70	209
Other	205	557	351	428
V Non-operating expense	(6, 664)	(4, 374)	(△2, 290)	(9, 192)
Interest expense	2, 302	2, 010	△292	3, 148
Foreign-exchange loss	1, 921	171	△1, 750	1, 302
Other	2, 440	2, 192	△247	4, 742
Ordinary income	49, 352	101, 205	51, 853	75, 835
VI Extraordinary gain	−	−	−	−
VII Extraordinary loss	−	1, 520	1, 520	−
Income before income taxes and minority interests	49, 352	99, 685	50, 333	75, 835
Income taxes	△10, 168	36, 506	46, 675	684
Minority interests	181	7, 723	7, 541	3, 099
Net income	59, 338	55, 455	△3, 883	72, 051

(3) (SUMMARY) THIRD QUARTER CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of yen)

	Previous Corresponding Quarter (Q3 of FY 2006)	Current Quarter (Q3 of FY 2007)	(Reference) Previous Term (FY 2006)
Category	Amount	Amount	Amount
I Operating activities			
Income before income taxes and minority interests	49, 352	99, 685	75, 835
Depreciation and amortization	28, 332	48, 211	44, 150
Amortization of consolidation goodwill	703	—	1, 368
Amortization of goodwill	—	1, 762	—
Increase or decrease in notes and accounts receivable, trade(increase is shown with △)	△6, 968	1, 901	△19, 306
Increase or decrease in inventories (increase is shown with △)	△4, 484	△8, 940	△8, 636
Increase or decrease in notes and accounts payable, trade(decrease is shown with △)	3, 620	1, 327	2, 614
Other	1, 611	2, 349	1, 858
Sub total	72, 166	146, 296	97, 884
Interest and dividend received	152	218	211
Interest paid	△2, 114	△1, 999	△3, 187
Income taxes paid	△10, 252	△9, 908	△11, 744
Net cash provided by operating activities	59, 952	134, 606	83, 164
II Investing activities			
Payments for purchase of tangible and intangible fixed assets	△43, 394	△96, 668	△72, 217
Expenditures for acquisition of shares of subsidiaries due to change in scope of consolidation	△35, 890	—	△35, 893
Other	2, 567	△428	6, 656
Net cash used in investing activities	△76, 717	△97, 097	△101, 455
III Financing activities			
Net increase or decrease in short-term borrowings (decrease is shown with △)	9, 862	11, 333	△3, 222
Commercial paper	10, 000	—	—
Proceeds from long-term borrowings	4, 716	2, 000	4, 764
Repayments of long-term borrowings	△18, 410	△22, 049	△31, 221
Repayments of long-term payable for capital lease	△2, 918	△988	△3, 717
Proceeds from issuance of capital stock	—	—	63, 867
Payments for purchase of treasury stock	△0	△2	△0
Dividend paid	△5, 386	△10, 175	△5, 386
Dividends paid to minority shareholders	—	△927	△241
Net cash provided by (used in) financing activities	△2, 137	△20, 809	24, 841
IV Foreign currency translation adjustment on cash and cash equivalents	170	50	301
V Increase or decrease in cash and cash equivalents (decrease is shown with △)	△18, 732	16, 749	6, 852
VI Cash and cash equivalents at beginning of period	30, 152	37, 005	30, 152
VII Cash and cash equivalents at end of period	11, 420	53, 754	37, 005

(4) SEGMENT INFORMATION

[Segment Information by type of business]

During the corresponding quarter of the previous fiscal year (third quarter of the fiscal year ended January 31, 2007) and the current quarter (third quarter of the fiscal year ending January 31, 2008), the business of the SUMCO group has concentrated solely on the "high-purity silicon" segment and therefore the segment description by type of business is omitted.

[Geographic segment information]

Corresponding Quarter of Previous Fiscal Year: Third Quarter (ended October 31, 2006) of Fiscal Year 2006 (ending January 31, 2007)

(Millions of yen)

	Japan	North America	Others	Total	Elimination or corporate	Consolidated
Sales	203, 705	51, 593	20, 662	275, 961	△68, 369	207, 592
Operating expense	145, 520	49, 799	20, 073	215, 394	△63, 461	151, 933
Operating profit	58, 184	1, 794	588	60, 567	△4, 908	55, 659

Current Quarter: Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)

(Millions of yen)

	Japan	North America	Others	Total	Elimination or corporate	Consolidated
Sales	338, 881	58, 213	52, 626	449, 721	△98, 178	351, 543
Operating expense	238, 432	53, 409	44, 558	336, 400	△89, 656	246, 743
Operating profit	100, 448	4, 803	8, 068	113, 321	△8, 521	104, 800

(Reference) Previous Term (Fiscal Year Ended January 31, 2007)

(Millions of yen)

	Japan	North America	Others	Total	Elimination or corporate	Consolidated
Sales	314, 233	70, 061	36, 635	420, 920	△101, 534	319, 385
Operating expense	228, 619	67, 422	33, 622	329, 665	△94, 669	234, 995
Operating profit	85, 603	2, 638	3, 012	91, 255	△6, 864	84, 390

November 29, 2007
Company name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
Code Number: 3436, First Section of the Tokyo Stock Exchange
Contact person: Soichi Ishitoya, General Manager,
Public Relations & IR Department
(TEL: (03) 5444-3915)

Partial Corrections to Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)

The following corrections have been made to "Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)" released on November 26, 2007 to follow the corrections made to "Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2007) of Fiscal Year 2007 (ending January 31, 2008)" by our consolidated subsidiary, SUMCO TECHXIV Corporation.
Corrections are indicated by 'underlining'.

However, these corrections will not cause any change in operating profit, ordinary profit and net income for the third quarter (current quarter).

【Corrections】
Page 6: (2) (SUMMARY) THIRD QUARTER CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

【Before Correction】

(Millions of yen)

Item	Previous Corresponding Quarter (Q3 of FY 2006)	Current Quarter (Q3 of FY 2007)	Changes vs. Previous Corresponding Quarter	(Reference) Previous Term (FY 2006)
	Amount	Amount	Amount	Amount
I Net Sales	207,592	351,543	143,951	319,385
II Cost of sales	133,364	213,263	79,899	204,269
Gross profit	74,227	138,279	64,052	115,115
III Selling, general and administrative expenses	18,568	33,479	14,910	30,725
Operating profit	55,659	104,800	49,141	84,390

【After Correction】

(Millions of yen)

Item	Previous Corresponding Quarter (Q3 of FY 2006)	Current Quarter (Q3 of FY 2007)	Changes vs. Previous Corresponding Quarter	(Reference) Previous Term (FY 2006)
	Amount	Amount	Amount	Amount
I Net Sales	207,592	351,543	143,951	319,385
II Cost of sales	133,364	212,334	78,969	204,269
Gross profit	74,227	139,209	64,981	115,115
III Selling, general and administrative expenses	18,568	34,408	15,840	30,725
Operating profit	55,659	104,800	49,141	84,390

END